UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                            Chembio Diagnostics Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89268C 10 3
                            -----------------------
                                 (CUSIP Number)

                                 March 28, 2007
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 8 Pages

                                  Schedule 13G

CUSIP No. 89268C 10 3                                              Page 2 of 8

-------------------------------------------------------------------------------
1.      Name of Reporting Person.
        I.R.S. Identification No. of Above Persons (Entities Only).

        CRESTVIEW CAPITAL MASTER, LLC
-------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group             (a) |_|
                                                                     (b) |X|

-------------------------------------------------------------------------------
3       SEC Use Only

-------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        DELAWARE
-------------------------------------------------------------------------------
                           5      Sole Voting Power

         Number of                -0-
           Shares
        Beneficially      -----------------------------------------------------
          Owned by         6      Shared Voting Power
            Each
         Reporting                1,328,393 (SEE ITEM 4)
        Person With:      -----------------------------------------------------
                           7      Sole Dispositive Power

                                  -0-
                           -----------------------------------------------------
                           8      Shared Dispositive Power

                                  1,328,393 (SEE ITEM 4)
-------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        1,328,393 (SEE ITEM 4)
-------------------------------------------------------------------------------
10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions) |_|
-------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        11.3%(1)
-------------------------------------------------------------------------------
12      Type of Reporting Person

        OO
-------------------------------------------------------------------------------

(1) Based on 11,754,015 shares outstanding as of March 23, 2007, according to a Form 10-KSB filed by the Issuer on March 29, 2007.

                                  Schedule 13G

CUSIP No. 89268C 10 3                                              Page 3 of 8

-------------------------------------------------------------------------------
1.      Name of Reporting Person.
        I.R.S. Identification No. of Above Persons (Entities Only).

        CRESTVIEW CAPITAL PARTNERS, LLC
-------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group             (a) |_|
                                                                     (b) |X|

-------------------------------------------------------------------------------
3       SEC Use Only

-------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        ILLINOIS
-------------------------------------------------------------------------------
                           5      Sole Voting Power

         Number of                -0-
           Shares
        Beneficially      -----------------------------------------------------
          Owned by         6      Shared Voting Power
            Each
         Reporting                1,328,393 (SEE ITEM 4)
        Person With:      -----------------------------------------------------
                           7      Sole Dispositive Power

                                  -0-
                           -----------------------------------------------------
                           8      Shared Dispositive Power

                                  1,328,393 (SEE ITEM 4)
-------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        1,328,393 (SEE ITEM 4)
-------------------------------------------------------------------------------
10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions) |_|
-------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)

        11.3%(1)
-------------------------------------------------------------------------------
12      Type of Reporting Person

        OO
-------------------------------------------------------------------------------

(1) Based on 11,754,015 shares outstanding as of March 23, 2007, according to a Form 10-KSB filed by the Issuer on March 29, 2007.

                                  Schedule 13G

CUSIP No. 89268C 10 3                                              Page 4 of 8

Item 1(a):    Name of Issuer.

              CHEMBIO DIAGNOSTICS INC.

Item 1(b):    Address of Issuer's Principal Executive Offices.

              3661 HORSEBLOCK ROAD
              MEDFORD, NEW YORK  11763

Item 2(a):    Name of Person Filing.

              CRESTVIEW CAPITAL MASTER, LLC ("CRESTVIEW")
              CRESTVIEW CAPITAL PARTNERS, LLC ("CRESTVIEW PARTNERS")

              CRESTVIEW AND CRESTVIEW PARTNERS ARE EACH ALSO REFERRED TO AS A "REPORTING PERSON" AND TOGETHER AS THE "REPORTING PERSONS."

Item 2(b):    Address of Principal Business Office or, if none, Residence.

              C/O CRESTVIEW CAPITAL FUNDS
              95 REVERE DRIVE, SUITE A
              NORTHBROOK, ILLINOIS  60062

Item 2(c):    Citizenship.

              CRESTVIEW IS A DELAWARE LIMITED LIABILITY COMPANY.

              CRESTVIEW PARTNERS IS AN ILLINOIS LIMITED LIABILITY COMPANY.

Item 2(d):    Title of Class of Securities.

              COMMON STOCK, PAR VALUE $0.01 PER SHARE ("COMMON STOCK")

Item 2(e):    CUSIP Number.

              89268C 10 3

Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

              NOT APPLICABLE

Item 4:       Ownership.

              (A) CRESTVIEW IS THE BENEFICIAL OWNER OF 1,328,393 SHARES OF COMMON STOCK. CRESTVIEW PARTNERS IS THE SOLE MANAGER OF CRESTVIEW, AND AS SUCH HAS THE POWER TO DIRECT THE VOTE AND TO DIRECT THE DISPOSITION OF INVESTMENTS OWNED BY CRESTVIEW, INCLUDING THE COMMON STOCK, AND THUS MAY ALSO BE

                                  Schedule 13G

CUSIP No. 89268C 10 3                                              Page 5 of 8

              DEEMED TO BENEFICIALLY OWN THE FOREGOING SHARES OF COMMON STOCK OWNED BY CRESTVIEW.

              CRESTVIEW ALSO OWNS SERIES B 9% CONVERTIBLE PREFERRED SHARES ("SERIES B PREFERRED STOCK") AND SERIES C 7% CONVERTIBLE PREFERRED SHARES ("SERIES C PREFERRED STOCK") OF THE ISSUER CONVERTIBLE INTO A TOTAL OF 6,747,766 SHARES AND 2,500,000 SHARES OF COMMON STOCK, RESPECTIVELY, AND COMMON STOCK PURCHASE WARRANTS TO PURCHASE 6,229,507 SHARES OF COMMON STOCK (THE "SERIES B WARRANTS")AND COMMON STOCK PURCHASE WARRANTS TO PURCHASE 625,000 SHARES OF COMMON STOCK (THE "SERIES C WARRANTS") (COLLECTIVELY, "WARRANTS"). THE TERMS OF THE SERIES B AND SERIES C PREFERRED STOCK AND WARRANTS CONTAIN RESTRICTIONS THAT PREVENT THEM FROM BEING CONVERTED OR EXERCISED, RESPECTIVELY, IF THE NUMBER OF SHARES OF COMMON STOCK TO BE ISSUED PURSUANT TO SUCH CONVERSION OR EXERCISE WOULD CAUSE CRESTVIEW TOGETHER WITH ITS AFFILIATES TO OWN IN EXCESS OF 4.99% (WITH RESPECT TO THE SERIES B AND SERIES C PREFERRED STOCK AND THE SERIES B WARRANTS AND SERIES C WARRANTS) OR, IF THE FOREGOING RESTRICTION IS WAIVED, WITH RESPECT TO THE SERIES C PREFERRED STOCK OR THE SERIES C WARRANTS, 9.99% OF THE ISSUED AND OUTSTANDING COMMON STOCK IMMEDIATELY AFTER GIVING EFFECT TO SUCH CONVERSION OR EXERCISE. SINCE CRESTVIEW BENEFICIALLY OWNS 11.3% OF THE OUTSTANDING SHARES OF COMMON STOCK (AS DESCRIBED BELOW), SUCH PREFERRED SHARES AND WARRANTS CURRENTLY ARE NOT CONVERTIBLE OR EXERCISABLE AND THE UNDERLYING SHARES OF COMMON STOCK HAVE NOT BEEN INCLUDED IN THE CALCULATIONS OF BENEFICIAL OWNERSHIP OF CRESTVIEW OR THE AGGREGATE NUMBER OF OUTSTANDING SHARES OF COMMON STOCK OF THE ISSUER.

              CURRENTLY, STEWART FLINK, ROBERT HOYT AND DANIEL WARSH, EACH OF WHOM ARE UNITED STATES CITIZENS, ARE THE MANAGERS OF CRESTVIEW PARTNERS, AND AS SUCH MAY BE DEEMED TO SHARE THE POWER TO VOTE AND TO DISPOSE OF INVESTMENTS BENEFICIALLY OWNED BY CRESTVIEW PARTNERS, INCLUDING THE COMMON STOCK. AS A RESULT, EACH OF MESSRS. FLINK, HOYT AND WARSH MAY ALSO BE DEEMED TO BENEFICIALLY OWN THE ABOVE-DESCRIBED SHARES OF COMMON STOCK HELD BY CRESTVIEW AND CRESTVIEW PARTNERS; HOWEVER, EACH DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES OF COMMON STOCK.

              (B) CRESTVIEW IS THE BENEFICIAL OWNER OF 11.3% OF THE OUTSTANDING SHARES OF COMMON STOCK, BASED ON 11,754,015 SHARES OUTSTANDING AS OF MARCH 23, 2007, ACCORDING TO A FORM 10-KSB FILED BY THE ISSUER ON MARCH 29, 2007. CRESTVIEW PARTNERS MAY BE DEEMED TO OWN THE SAME 11.3% OF THE OUTSTANDING SHARES OF COMMON STOCK AS A RESULT OF ITS POWER TO DIRECT THE VOTE AND TO DIRECT THE DISPOSITION OF INVESTMENTS OWNED BY CRESTVIEW AS ITS SOLE MANAGER.

              (C) CRESTVIEW HAS THE POWER TO VOTE AND TO DISPOSE OF 1,328,393 SHARES OF COMMON STOCK. CRESTVIEW PARTNERS HAS THE POWER TO DIRECT THE VOTE AND TO DIRECT THE DISPOSITION OF SUCH 1,328,393 SHARES OF COMMON STOCK.

Item 5:       Ownership of Five Percent or Less of a Class.

              NOT APPLICABLE

                                  Schedule 13G

CUSIP No. 89268C 10 3                                              Page 6 of 8


Item 6:       Ownership of More than Five Percent on Behalf of Another Person.

              NOT APPLICABLE

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              NOT APPLICABLE

Item 8:       Identification and Classification of Members of the Group.

              THIS SCHEDULE IS FILED AS A JOINT STATEMENT PURSUANT TO RULE 13D-1(K) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT") BY EACH OF THE REPORTING PERSONS. WHILE THE REPORTING PERSONS MAY BE DEEMED TO BE A "GROUP" FOR PURPOSES OF SECTION 13(D)(3) OF THE EXCHANGE ACT, EACH OF THE REPORTING PERSONS HEREBY DISCLAIMS THE EXISTENCE AND MEMBERSHIP IN A "GROUP" AND DISCLAIMS BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK BENEFICIALLY OWNED BY ALL OTHER REPORTING PERSONS. AS REPORTED IN ITEM 6 HEREOF, EACH OF MESSRS. FLINK, HOYT AND WARSH MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF THE SHARES OF COMMON STOCK REPORTED HEREBY, ALTHOUGH EACH DISCLAIMS SUCH BENEFICIAL OWNERSHIP.

Item 9:       Notice of Dissolution of Group.

              NOT APPLICABLE

Item 10:      Certification.

              BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

                                  Schedule 13G

CUSIP No. 89268C 10 3                                              Page 7 of 8



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date: April 5, 2007

                                   Crestview Capital Master, LLC

                                   By:   Crestview Capital Partners, LLC,
                                         its Sole Manager

                                         By: /s/ Daniel I. Warsh
                                            ------------------------------
                                                 Daniel I. Warsh
                                                 Manager

                                   Crestview Capital Partners, LLC

                                   By: /s/ Daniel I. Warsh
                                      ------------------------------------
                                           Daniel I. Warsh
                                           Manager

                                  Schedule 13G

CUSIP No. 89268C 10 3                                             Page 8 of 8

                                                                       EXHIBIT 1
                                                          JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Chembio Diagnostics Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 5, 2007.

                                    Crestview Capital Master, LLC

                                    By:  Crestview Capital Partners, LLC,
                                         its Sole Manager

                                         By: /s/ Daniel I. Warsh
                                            ------------------------------
                                                 Daniel I. Warsh
                                                 Manager

                                    Crestview Capital Partners, LLC

                                    By: /s/ Daniel I. Warsh
                                        ----------------------------
                                            Daniel I. Warsh
                                            Manager